333 - 04906

P.E. 12/31/01



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of December 2001

SK Telecom Co., Ltd.

99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - __________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, December 14, 2001 By 

Name : Hyo-Sup Song
Title: Vice President



110-728. 서울특별시 종로구 서린동 99
99, Seorin-dong, Jongro-gu, Seoul, 110-728, Korea

Report to the Korea Stock Exchange

Re : Notice on the Record Date for Voting Rights and Dividend

SK Telecom Co., Ltd. ("SKT", "Company", NYSE: SKM) will close its shareholders registry from January 1, 2002 until January 31, 2002.

The shareholders that are registered in the SKT's shareholders registry as of December 31, 2001 will be entitled to exercise their voting rights at the ordinary general meeting of shareholders and to receive dividends for the 2001 fiscal year.

The date of the ordinary general meeting of shareholders and the proposed dividend rate will be notified to the shareholders upon the resolution of the board of directors' meeting which is scheduled to be held in February 2002.

The actual dividend rate will be subject to the approval of the ordinary general meeting of shareholders which is scheduled in March 2002. However, for your reference only, SKT informs you of that the annual ordinary general meeting of shareholders for the 2000 fiscal year was held on March 16, 2001 and the declared dividend rate before withholding tax was 108% (540 Korean Won) of the par value (500 Korean Won) of SKT common stock.